Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Nextdoor to go public in $4.3 billion SPAC merger as CEO looks toward expansion

Published Tue, Jul 6 20215:21 PM EDT

Key Points

•	Nextdoor, a social media app for neighborhoods, plans to go public through a merger with a special purpose acquisition company in a deal worth $4.3 billion.

•	“It’s going to bring in a lot of proceeds, $686 million of gross proceeds, on a real blue-chip set of investors” that will help fuel expansion, Nextdoor CEO Sarah Friar told CNBC.

•	The platform, created in 2011, allows users to organize events, alert neighbors of danger and spread useful information such as business postings or pandemic-related news.

Nextdoor CEO on going public through SPAC, growth outlook and more

Squawk on the Street

Nextdoor, a social media app for neighborhoods, announced Tuesday it will go public through a reverse merger with a special purpose acquisition company in a deal valuing the firm at $4.3 billion.

“It’s going to bring in a lot of proceeds, $686 million of gross proceeds, on a real blue-chip set of investors” that will help fuel expansion, Nextdoor CEO Sarah Friar told CNBC on Tuesday.

The deal with special purpose acquisition company Khosla Ventures Acquisition Co II includes a private investment of $270 million from Baron Capital Group, accounts advised by T. Rowe Price Associates and Cathie Wood’s Ark Invest.

On “Squawk on the Street,” Friar said San Francisco-based Nextdoor will continue expanding into new territories, which in turn generates more content for the platform. She said it will continue investing in both small businesses and in its proprietary advertising technology to support its monetization and revenue streams.

The platform, created in 2011, allows users to organize events, alert neighbors of danger and spread useful information such as business postings or pandemic-related news. Earlier this year, Nextdoor debuted an anti-racism notification after long facing criticism for racist comments on its platform.

Nextdoor is used in more than 275,000 neighborhoods around the world and in nearly 1-in-3 U.S. households, according to a company press release.

“Nextdoor is the neighborhood social network, just like Linkedln is the professional network,” Khosla Ventures founder Vinod Khosla said on “Squawk on the Street,” appearing alongside Friar.

[Nextdoor] has ... not only the strong network effects but very strong local online-offline effects, which are very, very rare,” Khosla added, while expressing confidence in the company’s metrics and future potential growth.

Friar, who served as Square’s chief financial officer from 2012 to 2018, said that last year Nextdoor saw its daily active users grow by 50%. It also reported accelerating average revenue per user, or ARPU, during the first and second quarters this year, Friar added.

The increases for ARPU are driven by growing member engagement on the platform and more sophisticated ad tech platforms, Friar said.

The company is also working on other ways to boost revenue, she added, “particularly around local commerce, local businesses, and really interesting ad formats that you can’t get anywhere else.” Friar noted Nextdoor’s collaboration with Moderna and Albertsons Companies grocery stores on a map of Covid vaccine locations.

“Only Nextdoor can take that message into a local level and make it happen,” Friar said.

Nextdoor, which was included in CNBC’s Disruptor 50 companies in 2015, gets an implied valuation of $4.3 billion through the SPAC deal. In September 2019, the company was valued at just over $2 billion, TechCrunch reported at the time.

Nextdoor’s merger with Khosla Ventures’ SPAC is expected to close in the fourth quarter of 2021. The company will trade under the ticker symbol “KIND.”

– Reuters contributed to this story.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.